Exhibit-12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2005		2006		2007		2008		2009
Earnings:
Income before Provision for Income Taxes	$197,018		$224,218		$223,024		$224,867		$332,833
Add: Fixed Charges	245,431		264,211		308,871		330,088		311,474
	$442,449		$488,429		$531,895		$554,955		$644,307

Fixed Charges:
Interest Expense, Net	$183,584		$194,958		$228,593		$236,635		$227,790
Interest Portion of Rent Expense	61,847		69,253		80,278		93,453		83,684
	$245,431		$264,211		$308,871		$330,088		$311,474
Ratio of Earnings to Fixed Charges	1.8	x	1.8	x	1.7	x	1.7	x	2.1	x